SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)
First Financial Northwest, Inc.

(Name of Issuer)

Common Stock, $0.01 par value	32022K102

(Title of class of securities)	(CUSIP number)
Leslie A Drockton, Benesch, Friedlander, Coplan & Aronoff LLP, 2300 BP Tower,
Cleveland, Ohio 44114, (216) 363-4500

(Name, address and telephone number of person authorized to receive notices and communications)
December 17, 2007

(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

(Continued on following pages)
(Page 1 of 5 pages)

CUSIP No.	32022K102	13D	Page	2	of	5 Pages

1	NAME OF REPORTING PERSONS: Craig A. White S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON [ENTITIES ONLY]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		1,362,500 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,362,500 (1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,362,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.96%

14	TYPE OF REPORTING PERSON:

IN

(1) Includes 63,000 shares of Common Stock purchased after December 17, 2007.

Item 1. Security and Issuer.
     The class of equity securities to which this Statement on Schedule 13D (“Statement”) relates is the Common Stock, $0.01 par value per share (the “Common Stock”) of First Financial Northwest, Inc. (the “Company”).
     The principal executive offices of the Company are located at 201 Wells Avenue South, Renton, Washington 98057.
Item 2. Identity and Background.
     (a) Name: Craig A. White
     (b) Principal Business Address: 136 Heber Avenue, Suite 204, Park City, Utah 84060
     (c) Principal Business: Financial Planner
     (d) and (e) No Convictions or Proceedings
     (e) Citizenship: Mr. White is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
     All of the Common Stock was acquired for cash consideration from the personal funds of Mr. White.
Item 4. Purpose of Transaction.
     Mr. White has purchased and holds the Common Stock for investment in his own account. Mr. White does not have any plans or proposals that would result in any of the following:
(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

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(h)	causing a class of equity securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act; or

(j)	any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a) Interest in Securities of the Issuer
Mr. White owns 1,362,500 shares of Common Stock, or approximately 5.96% of the outstanding shares of Common Stock of the Company reported as being outstanding in the Company’s most recently filed Form 10-Q for the quarter ended September 30, 2007.
(b) Mr. White has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Common Stock reported for him.
(b)	Mr. White initially purchased 25,000 shares of Common Stock as part of an initial public offering of the Company on October 10, 2007. From time-to-time, Mr. White has purchased additional shares of Common Stock on the open market, for his own account, with the use of Mr. White’s personal funds. Mr. White’s purchases of Common Stock during the sixty days prior to the date of the event requiring this Statement were as follows:

On October 10, 2007, Mr. White purchased 622,641 shares of Common Stock at a price of $11.4938 per share;

On October 15, 2007, Mr. White purchased 40,973 shares of Common Stock at a price of $11.50 per share;

On October 16, 2007, Mr. White purchased 116,144 shares of Common Stock at a price of $11.4978 per share;

On October 18, 2007, Mr. White purchased 22,805 shares of Common Stock at a price of $11.45 per share;

On October 19, 2007, Mr. White purchased 36,600 shares of Common Stock at a price of $11.45 per share;

On October 22, 2007, Mr. White purchased 160,837 shares of Common Stock at a price of $11.444 per share;

On November 29, 2007, Mr. White purchased 14,100 shares of Common Stock of at a price of $9.9453 per share;

On November 30, 2007, Mr. White purchased 50,000 shares of Common Stock at a price of $9.9717 per share;

On December 3, 2007, Mr. White purchased 38,500 shares of Common Stock at a price of $10.00 per share;

On December 5, 2007, Mr. White purchased 6,600 shares of Common Stock at a price of $10.0356 per share;

On December 6, 2007, Mr. White purchased 5,800 shares of Common Stock at a price of $10.1464 per share;

On December 7, 2007, Mr. White purchased 4,000 shares of Common Stock at a price of $10.16 per share;

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On December 17, 2007, Mr. White purchased 136,000 shares of Common Stock at a price of $9.90 per share;

On January 7, 2008, Mr. White purchased 12,000 shares of Common Stock at a price of $9.40 per share; and

On January 9, 2008, Mr. White purchased 50,000 shares of Common Stock at a price of $9.00 per share.

In addition, Mr. White owns 19,500 shares of Common Stock in his personal Individual Retirement Account managed by Bear Stearns Companies Inc. that were purchased from Mr. White’s personal funds on December 3, 2007 at a price of $10.45 per share.
(d)	None

(e)	Not applicable
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     None
Item 7. Exhibits.
     None
SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2008	/s/ Craig A. White
CRAIG A. WHITE

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